Exhibit 99.7

Ernst & Young LLP Ernst & Young Tower 222 Bay Street. PO Box 251 Toronto, ON M5K 1J7	Tel: +1 416 864 1234 Fax: +1 416 864 1174 ey.com
AUDITORS’ CONSENT
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities, Government of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Autorité des marchés financiers
Financial and Consumer Affairs Authority of Saskatchewan, Securities Division
Dear Sirs/Mesdames:
Re: Algonquin Power & Utilities Corp. (the “Entity”)
We refer to the prospectus supplement dated November 25, 2015, to a short form base shelf prospectus of the Company dated February 18, 2014 (collectively, the "Prospectus"), relating to the sale and issue of Common Shares of the above Company
We consent to being named and to the use, through incorporation by reference in the above-mentioned Prospectus, of our report dated March 16, 2015 to the shareholders of the Entity on the following consolidated financial statements:

•	Consolidated balance sheet as at December 31, 2014 and 2013

•	Consolidated statements of operations, comprehensive income, equity and cash flows for the years ended December 31, 2014 and 2013, and

•	a summary of significant accounting policies and other explanatory information.
We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Prospectus as these terms are described in the CPA Canada Handbook – Assurance.